EXHIBIT 99.1

TiGenix: Transparency notification  pursuant to Article 14 of the Law of May 2, 2007

REGULATED INFORMATION
PRESS RELEASE

Transparency notification
pursuant to Article 14 of the Law of May 2, 2007

Leuven (Belgium) - April 13, 2018, 22:00h CET - TiGenix NV (Euronext Brussels and Nasdaq: TIG; "TiGenix") announced today that it received a transparency notification pursuant to Article 14 of the Belgian Law of May 2, 2007 regarding the publication of major holdings in issuers whose securities are admitted to trading on a regulated market and including various provisions.

Summary of the notification

On April 11, 2018, TiGenix received a transparency notification from Bank of America Corporation, following the acquisition of financial instruments that are treated as voting securities on April 5, 2018, after which Bank of America Corporation (through its controlled entities Merrill Lynch International, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Bank of America, National Association and Merrill Lynch Professional Clearing Corporation) holds 38,532 voting rights in TiGenix and 33,357,130 voting rights in TiGenix that may be acquired if the financial instruments are exercised (together 11.28% of the total number of voting rights). As a result the 10% threshold for voting rights in TiGenix that may be acquired if the financial instruments are exercised was crossed.

Content of the notification of Bank of America Corporation

Date of the notification: April 11, 2018.

Reason of the notification: acquisition or disposal of financial instruments that are treated as voting securities.

Person subject to the notification requirement: Bank of America Corporation (with address at Wilmington, D.E., USA), who is a parent undertaking/controlling person.

Date on which the threshold was crossed: April 5, 2018.

Threshold that was crossed: 10%.

Denominator: 296,067,856.

Details of the notification: following the acquisition of financial instruments that are treated as voting securities, the number of voting rights was as follows:

  Bank of America Corporation held 0 voting securities;
  Merrill Lynch International held 29,332 voting securities (0.01% of the total number of voting rights);
  Merrill Lynch, Pierce, Fenner & Smith Incorporated held 5,100 voting securities (0% of the total number of voting rights);
  Bank of America, National Association held 4,100 voting securities (0% of the total number of voting rights); and
  Merrill Lynch Professional Clearing Corporation held 0 voting securities,

and the number of equivalent financial instruments was as follows:

  Merrill Lynch International held 32,844,516 voting rights that may be acquired if the financial instruments (including 141 swaps with expiration date 17/09/2018; 5,298 swaps with expiration date 31/12/2018; 260,447 rights of recall and 32,578,630 rights of use) are exercised (11.09% of the total number of voting rights); and
  Merrill Lynch Professional Clearing Corporation held 512,614 voting rights that may be acquired if the financial instrument (rights of use) is exercised (0.17% of the total number of voting rights).

Total: 38,532 voting rights and 33,357,130 voting rights that may be acquired if the financial instruments are exercised (11.28% of the total number of voting rights).

Chain of controlled undertakings through which the holdings are effectively held: Merrill Lynch International, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Merrill Lynch Professional Clearing Corporation and Bank of America, National Association are controlled by Bank of America Corporation. Bank of America Corporation is not a controlled entity.

This press release and the above-mentioned transparency notifications can be consulted on our website:

  press release: http://tigenix.com/news-media/press-releases notifications: http://tigenix.com/investors/share-information/shareholder-overview

For more information:

TiGenix
Claudia Jiménez
Senior Director Investor Relations and Communications
Tel: +34918049264
Claudia.jimenez@tigenix.com

About TiGenix

TiGenix NV (Euronext Brussels and NASDAQ: TIG) is an advanced biopharmaceutical company developing novel therapies for serious medical conditions by exploiting the anti-inflammatory properties of allogeneic, or donor-derived, stem cells.

TiGenix lead product, Alofisel, successfully completed a European Phase III clinical trial for the treatment of complex perianal fistulas - a severe, debilitating complication of Crohn's disease. A global Phase III trial intended to support a future U.S. Biologic License Application (BLA) started in 2017. TiGenix has entered into a licensing agreement with Takeda, a global pharmaceutical company active in gastroenterology, under which Takeda acquired the exclusive right to develop and commercialize Alofisel for complex perianal fistulas outside the U.S. TiGenix' second adipose-derived product, Cx611, is undergoing a Phase I/II trial in severe sepsis - a major cause of mortality in the developed world. TiGenix is headquartered in Leuven (Belgium) and has operations in Madrid (Spain) and Cambridge, MA (USA). For more information, please visit http://www.tigenix.com.